SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News release

23 January 2014

Aviva announces Pat Regan to step down as CFO

Aviva plc announces that Pat Regan, Chief Financial Officer, will be leaving the Group in June to join QBE as its Chief Financial Officer based in Sydney Australia.

Pat joined the Group in February 2010 as CFO and was appointed to the Board as an Executive Director.

Mark Wilson, Aviva's Chief Executive Officer said:

"After a successful career at Aviva, Pat has decided to take a new role outside the Group.  Pat has been a tremendous support in assisting me with Aviva's financial transformation.  I am supportive of his decision, and he leaves with my best wishes and those of Aviva's Board."

Pat Regan, Aviva's Chief Financial Officer, said:

 "Whilst I am excited about my new role at QBE, I am also sad to be leaving Aviva.   Aviva is a great business with a bright future ahead of it.  I have thoroughly enjoyed working with Mark and I wish him and everyone who works for Aviva all the best for the future."

Formal arrangements for the search for a CFO are in progress and further announcements will be made in due course.  Aviva is committed to appointing a first class CFO commensurate with the standing of the Group.

Enquiries:

Media

Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts

Colin Simpson                                                                        +44 (0)20 7662 8115

Notes to editors:

• Aviva provides 34 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva-2013/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 January, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary